Fig Publishing, Inc.

599 Third St., Suite 211

San Francisco, CA 94107

May 8, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn:	Barbara C. Jacobs, Assistant Director,

Disclosure Operations, Office of Information Technologies and Services

Re:	Fig Publishing, Inc.

Post-qualification Amendment No. 6, filed April 26, 2017, to

Offering Statement on Form 1-A

File No. 024-10507

Dear Ms. Jacobs:

On behalf of Fig Publishing, Inc. (the “Company”), I hereby request that the U.S. Securities and Exchange Commission issue a qualification order for the above-referenced Post-qualification Amendment No. 6 to the Company’s Offering Statement on Form 1-A, so that it may be qualified by 4:30 p.m. Eastern Time on Wednesday, May 10, 2017, or as soon thereafter as is practicable.

Very truly yours,

/s/ Justin Bailey
Justin Bailey
Chief Executive Officer